Sen-Jam Pharmaceutical Inc.



ANNUAL REPORT

35 Fort Hill Drive

Lloyd Harbor, NY 11743

(201) 400-8083

[sen-jam.com](sen-jam.com)

This Annual Report is dated April 14, 2023.

BUSINESS

Sen Jam Pharmaceutical is developing a line of anti-inflammatory drugs designed to reduce pain and inflammation by harnessing the human body's immune system at the very beginning of the inflammatory cascade. We seek to prevent acute inflammation, slow the progression of inflammatory chronic illnesses, and improve health overall through the use of our drugs. According to our research, there are currently no pharmaceutical products available to the consumer, either Over-the-Counter (OTC) or prescription (Rx), that act at the very beginning of the inflammatory cascade. None of our drugs are available at this time by prescription and still must be approved by the US Food and Drug Administration ("FDA"). We have developed a patent portfolio that we believe provides more than adequate protection from competitors. We are currently enrolling patients in our COVID-19 oral therapeutic Phase 2 Clinical Trial in collaboration with Duke University. The Company has an investigational new drug ("IND") application with the FDA for its drug targeting the toxic effects of alcohol and is ready to commence a Phase 2 Clinical Trial. We believe that, because we repurpose small molecules with over 30 years of safety data, we will be able to bring our drugs to the consumer rapidly, using an accelerated FDA pathway for approval.

The Company was originally incorporated on August 21, 2017 as Sen-Jam Pharmaceutical LLC, a Delaware limited liability company. The Company converted to from being a Delaware limited liability company to being a Delaware corporation on June 15, 2022.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $150,000.00
Use of proceeds: Research & Development and Intellectual Property
Date: January 28, 2020
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $455,075.00
Use of proceeds: Research & Development and Intellectual Property
Date: January 28, 2020
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Research & Development and Intellectual Property
Date: January 28, 2020
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $250,000.00
Use of proceeds: Research & Development and Intellectual Property
Date: September 26, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $710,900.00
Use of proceeds: Research & Development and Intellectual Property
Date: December 01, 2021
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $296,301.00
Use of proceeds: Research & Development and Intellectual Property
Date: December 01, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

In 2023 we completed our StartEngine campaign raising approximately $300,000.

We are currently seeking investment from institutional investors and are opening up a Reg D 506C Convertible Note.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $181,148.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Note (1)
Amount Owed: $189,095.89
Interest Rate: 10.0%
Maturity Date: January 28, 2022
(See Company Securities section for additional information)

Creditor: Convertible Note (2)
Amount Owed: $519,330.52
Interest Rate: 8.0%
Maturity Date: January 28, 2022
(See Company Securities section for additional information)

Creditor: Convertible Note (3)
Amount Owed: $25,987.40
Interest Rate: 8.0%
Maturity Date: January 28, 2022
(See Company Securities section for additional information)

Creditor: Convertible Note (4)
Amount Owed: $250,328.77
Interest Rate: 8.0%
Maturity Date: November 10, 2023
(See Company Securities section for additional information)

Creditor: Convertible Note (5)
Amount Owed: $742,519.69
Interest Rate: 8.0%
Maturity Date: November 10, 2023
(See Company Securities section for additional information)

Creditor: Convertible Note (6)
Amount Owed: $304,654.26
Interest Rate: 8.0%
Maturity Date: November 10, 2023
(See Company Securities section for additional information)

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: James Iversen

James Iversen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director & Co-Founder
Dates of Service: August, 2017 - Present
Responsibilities: Oversee the Vision, Strategy, Operations of the company. Jim currently receives salary compensation of $150,000 in this role.

Name: Jacqueline M. Iversen

Jacqueline M. Iversen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Clinical Officer, Secretary & Co-Founder
Dates of Service: August, 2017 - Present
Responsibilities: Responsible for all Clinical aspects of the company, ie research for new indications, drug development, publishing papers, Intellectual Property, & Clinical trials design and oversight. Jacqueline currently receives salary compensation of $150,000 in this role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: James Iversen
Amount and nature of Beneficial ownership: 4,102,500
Percent of class: 41.03

Title of class: Common Stock
Stockholder Name: Jacqueline Iversen
Amount and nature of Beneficial ownership: 4,102,500
Percent of class: 41.03

RELATED PARTY TRANSACTIONS

Name of Entity: Jacqueline Iversen
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In Fall 2021, the Company issued promissory notes in the following amounts to Ms. Jacqueline Iversen: (1) October 5, 2021: $25,000.00 (8% interest); (2) October 14, 2021: $10,000.00 (8% interest); and (3) November 5, 2021: $150,000.00 (8% interest). The Company paid each of the above promissory notes in full upon the closing of Convertible Note (5).
Material Terms:

OUR SECURITIES

The company has authorized Common Stock, Convertible Note (1), Convertible Note (2), Convertible Note (3), Convertible Note (4), Convertible Note (5), and Convertible Note (6). As part of the Regulation Crowdfunding raise, the Company will be offering up to 543,237 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One Vote Per Share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 479,045 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right of First Refusal.

(a) If a stockholder receives a bona fide offer from a third party to purchase all or any portion of such stockholder's shares of the stock (whether an unsolicited offer or an offer resulting from such stockholder's efforts to obtain an offer), and such stockholder (a "Selling Stockholder"), desires to accept such offer at any time, the Selling Stockholder shall promptly give the corporation written notice of the proposed sale (the "Sale Notice") setting forth (i) the name(s) and address(es) of the prospective purchaser(s), (ii) a confirmation from the Selling Stockholder that the offer is a bona fide offer and that the Selling Stockholder believes in good faith that the prospective purchaser has the ability to consummate the proposed purchase and intends to consummate the proposed purchase on the proposed terms, (iii) a description of the shares to be sold (the "Offered Shares"), (iv) the purchase price proposed to be paid for the Offered Shares and (v) any other material terms and conditions relating to the proposed sale. Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed sale. (b) Upon receipt of the Sale Notice, the corporation shall have the right to purchase any or all of the Offered Shares at the same price and subject to the same terms and conditions as described in the Sale Notice. The corporation may exercise its purchase right by written notice to the Selling Stockholder delivered to the Selling Stockholder no later than by the close of business on the tenth (10th) business day following the date on which the corporation received the Sale Notice, such written notice to specify the number of Offered Shares that the corporation elects to purchase. (c) If the corporation does not elect to purchase all of the Offered Shares, the corporation shall provide written notice to such effect to the Selling Stockholder delivered to the Selling Stockholder no later than by the close of business on the tenth (10th) business day following the date on which the corporation received the Sale Notice. A failure by the corporation to provide such notice to the Selling Stockholder in a timely manner shall constitute a waiver of the corporation's purchase right. (d) The corporation shall purchase the Offered Shares to be purchased by them on such date as the Selling Stockholder may designate, which shall not be prior to forty five (45) days after the date of the Sale Notice or later than sixty (60) days after the date of the Sale Notice (unless the Sale Notice contemplated a later closing date with the prospective purchaser, in which case the purchase by the corporation shall not be prior to such later date) or such longer period as may be necessary to comply with law or regulation. The corporation shall pay the purchase price for the shares to be purchased by check or wire transfer against delivery of the certificates evidencing the shares to be purchased. (e) Should the purchase price specified in the Sale Notice be payable in property other than cash or evidences of indebtedness, the corporation shall have the right to pay the purchase price in the form of cash equal in amount to the fair market value of such property. If the Selling Stockholder and the corporation cannot agree on such cash value, the valuation shall be made by an appraiser of recognized standing selected by the Selling Stockholder and the corporation or, if they cannot agree on an appraiser, each shall select an appraiser of recognized standing and those appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value. The cost of such appraisal shall be shared equally by the Selling Stockholder and the corporation. If the time for the closing of the corporation's purchase has expired but the determination of the value of the purchase price offered by the prospective transferee(s) has not been finalized, then such closing shall be held on or prior to the fifth (5th) business day after such valuation shall have been made pursuant to this subsection.

Transfer Restrictions. In addition to the restrictions above, no stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of stock or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise if, as determined by the Board of Directors in its sole discretion: (a) the transferee is not eligible to hold such shares; (b) the transferee, together with any of its affiliates, competes directly or indirectly with the corporation; (c) the transfer may result in the breach of the laws, regulations or requirements of any country or governmental or regulatory authority; (d) the transfer may result in the corporation or the stockholders incurring any liability to taxation or suffering any other pecuniary disadvantage which the corporation or the stockholders might not otherwise have incurred or suffered or otherwise expose the corporation or the stockholders to adverse pecuniary, legal, fiscal, tax, regulatory or material administrative consequences that the corporation or the stockholders might not otherwise have been exposed to; (e) the transfer may result in the corporation being required to comply with any registration or filing requirement in any jurisdiction with which it would not otherwise be required to comply or the corporation being in breach of the laws, regulations or requirements of any country or governmental authority; (f) if such transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (g) the transfer or the transferee may be harmful or injurious to the business or reputation of the corporation.

Exempt Transfers. Notwithstanding the foregoing, these restrictions on transfer shall not apply to (a) any transfer of shares of stock to any spouse or member of a stockholder's immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor, or other fiduciary for the account of the stockholder's spouse or members of the stockholder's immediate family, or to a trust for the stockholder's own self, or a charitable remainder trust, (b) the transfer of shares to a stockholder's partners, members or beneficial owners, (c) a sale of shares in the initial sale of the corporation's stock to the public ("IPO") pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the under the Securities Act of 1933, as amended (the "Act"), (d) any transfer in a Drag-Along Sale (as defined below) or any merger or consolidation in which the shares of stock are converted into or exchanged for securities or property of the surviving corporation or an affiliate of the surviving corporation in such transaction, or (e) the sale of shares initially acquired through a Regulation CF offering conducted on the StartEngine Funding portal, with such shares having first been held by the selling stockholder for a period of at least twelve (12) consecutive months following the closing of the StartEngine campaign, as required by Regulation CF; provided, however, that in the event of any transfer made pursuant to one of the exemptions provided by the foregoing clause(s) (a), (b) and (e), the transferring stockholder shall inform the corporation of such transfer and each transferee or assignee shall execute documents assuming the obligations of the transferring stockholder under these Bylaws with respect to the transferred shares.

Drag-Along Right

(a) Subject to the provisions Section 7.5(b) and Section 7.5(c), if the Board of Directors vote to approve any sale of control of the corporation, however effected (a "Drag-Along Sale"), then each stockholder shall consent to, and agree to raise no objections against (and shall confirm such consent in writing to) such Drag-Along Sale and will take all necessary or desirable actions to facilitate the consummation of such Drag-Along Sale as requested by the corporation, including executing any agreements, powers of attorney, proxies or other documents and instruments in connection therewith. Without limiting the generality of the foregoing, in the event of any proposed Drag-Along Sale, each stockholder shall, (i) in the event such transaction is brought to a vote at a stockholder meeting, be present at such meeting, in person or by proxy, for the purposes of determining the presence of a quorum, (ii) vote, in person, by proxy or by action by written consent, as applicable, all shares as to which such stockholder has voting power in favor of such transaction and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the corporation to consummate such transaction, (iii) refrain from exercising or waive to the extent applicable any dissenter's rights, appraisal rights or similar rights with respect to such transaction, and (iv) if such transaction is to be structured as a sale or exchange of capital stock, execute the proposed stock sale agreement and deliver to the purchaser at the closing the certificates evidencing such stockholder's shares, duly endorsed for transfer.

(b) The obligations of the stockholders with respect to any Drag-Along Sale are subject to the condition that (i) upon the consummation of the Drag-Along Sale, each stockholder will receive the same amount and form of consideration that such stockholder would have been entitled to receive if the aggregate consideration paid to the stockholders had been distributed by the corporation in complete liquidation (ignoring any taxes) pursuant to the rights and preferences set forth in the corporation's Certificate of Incorporation as in effect immediately prior to such Drag-Along Sale; (ii) the holders of each class and series of stock of the corporation are subject to the same escrow provisions, if any; (iii) any representation and warranties to be made by the stockholders in connection with the Drag-Along Sale are limited to representations and warranties related to authority, ownership and ability to convey title to the shares transferred in the Drag-Along Sale; (iv) the stockholders not be subject to any covenants or obligations (including, without limitation, an obligation not to compete with the corporation or the purchaser) other than to surrender the certificate(s) representing such stockholder's shares and other covenants and obligations that are customary for stockholders in such transactions and which are uniformly applied to all stockholders; and (v) except with respect to (A) claims related to fraud by a stockholder, the liability for which will not be limited as to such stockholder, and (B) the representations referred to in the foregoing clause (iii) for which each stockholder's liability shall be limited to the proceeds received by such stockholder, the liability of the stockholders shall be limited to each stockholder's applicable share (determined based on the respective proceeds payable to each stockholder in connection with such DragAlong Sale in accordance with the provisions of the Certificate of Incorporation) of a negotiated aggregate indemnification amount that applies equally to all stockholders but in no event exceeds the amount of consideration otherwise payable to each stockholder in connection with the Drag-Along Sale.

(c) In any Drag-Along Sale, each stockholder will bear a proportionate share (based on the proceeds otherwise payable to such stockholder in such Drag-Along Sale) of (i) of the costs incurred by the corporation in connection with any Drag-Along Sale to the extent such costs are incurred for the benefit of all stockholders and are not otherwise paid by the corporation or the acquiring person and (ii) subject to the limitations set forth above, any indemnification or other obligations that the stockholders are required to provide in connection with such Drag-Along Sale. In no event shall any stockholder's obligations under this section (in the aggregate) exceed the amount received by such stockholder in the transaction.

Convertible Note (1)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (1) are outlined below:

Amount outstanding: $189,095.89
Maturity Date: January 28, 2022
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity financing with total proceeds to the company exceeding $5,000,000
Material Rights

Interest calculated as of 10/3/2022.

Convertible Note (2)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (2) are outlined below:

Amount outstanding: $519,330.52
Maturity Date: January 28, 2022
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Equity financing with total proceeds to the company exceeding $5,000,000
Material Rights

Interest calculated as of 10/3/2022.

Convertible Note (3)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (3) are outlined below:

Amount outstanding: $25,087.40
Maturity Date: January 28, 2022
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Equity financing with total proceeds to the company exceeding $5,000,000
Material Rights

Interest calculated as of 10/3/2022.

Convertible Note (4)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (4) are outlined below:

Amount outstanding: $250,328.77
Maturity Date: November 10, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Equity financing with total proceeds to the company exceeding $1,000,000
Material Rights

Interest calculated as of 10/3/2022.

Convertible Note (5)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (5) are outlined below:

Amount outstanding: $742,519.69
Maturity Date: November 10, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Equity financing with total proceeds to the company exceeding $1,000,000
Material Rights

Interest calculated as of 10/3/2022.

In the event of the sale of the company these automatically convert.

Convertible Note (6)

The security will convert into Shares of the same class sold in the offering that triggers conversion of these notes. and the terms of the Convertible Note (6) are outlined below:

Amount outstanding: $304,654.26
Maturity Date: November 10, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Equity financing with the proceeds to the company exceeding $1,000,000.
Material Rights

Interest calculated as of 10/3/2022.

In the event of the sale of the company these automatically convert.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Pharmaceutical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $3,992,791.95 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Our oral COVID therapeutic clinical trial only needs about $400k to complete. Once complete this asset could be sold or licensed, providing funding for additional assets. We are looking to raise capital to advance our other assets. If we don't raise the additional capital we don't advance those products. We may not have enough capital as needed and may be required to raise more capital. We anticipate the potential need to access to credit in order to support our working capital requirements as we grow. It is a difficult environment to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an FDA-approved, marketable product. It is possible that the failure to release products is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies to perform clinical trials or studies in addition to those that we currently anticipate. Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations. Developing new products and technologies entails significant risks and uncertainties Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with potential collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our development programs. We do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate future revenue from product sales depends heavily on our or any potential future collaborators' success in: (1) recruiting sufficient subjects for clinical trials; (2) completing clinical and preclinical development of product candidates and programs and identifying and developing new product candidates; (3) seeking and obtaining marketing approvals for any product candidates that we develop; (4) paying user fees, obtaining market exclusivity for our products; (5) launching and commercializing product candidates for which we obtain marketing approval by establishing a sales force, marketing, medical affairs and distribution infrastructure or, alternatively, collaborating with a commercialization partner; (6) achieving adequate coverage and reimbursement by hospitals, government and third-party payors for product candidates that we develop; (7) establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for product candidates that we develop, if approved; (8) obtaining market acceptance of product candidates that we develop as viable treatment options; (9) addressing any competing technological and market developments; (10) negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations in such collaborations; (11) maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; (12) defending against third-party interference or infringement claims, if any; and (13) attracting, hiring and retaining qualified personnel. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our Board of Directors currently consists of one member, our CEO, Jim Iversen. A majority of the outstanding shares of common stock are held by our CEO and our Head of Clinical Development. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products, if approved, will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs, which may remit in early product approvals and market exclusivity which covid blocks entry of our products. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has not generated any revenues since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property, the Company's value may be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. For example, if any of our intellectual property are deemed unenforceable, the Company may lose sublicense revenue, which is a potentially significant revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on the outside government regulation such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be legal or in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. General Risk We are a clinical-stage pharmaceutical company with a limited operating history. We have never been profitable. We currently have no products ready to sell, and to date we have not generated any revenue. As a result, our ability to reduce our losses and reach profitability is unproven, and we may never achieve or sustain profitability. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if, and as, we: • pursue the clinical development of product candidates; • leverage our programs to advance product candidates into preclinical and clinical development; • seek regulatory approvals for any product candidates that successfully complete clinical trials; • hire additional clinical, quality control and scientific personnel; • expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts; • maintain, expand and protect our intellectual property portfolio; • establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly; and • acquire or in-license other product candidates and technologies. Substantial disruption to production at our manufacturing and/or distribution facilities could occur A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our future suppliers or distributors. The disruption could occur for many reasons, including pandemic (such as the novel COVID-19 pandemic), fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation (including adverse inspections), cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. If we are unable to advance our current or future product candidates through clinical trials, obtain marketing approval and ultimately commercialize any product candidates we develop, or experience significant delays in doing so, our business will be materially harmed. Our ability to generate product revenues, which we do not expect will occur for several years, if ever, will depend heavily on the successful development and eventual commercialization of the product candidates we develop, which may never occur. Our current product candidates, and any future product candidates we develop, will require additional preclinical and clinical development, management of clinical, preclinical and manufacturing activities, marketing approval in the United States and other markets, demonstrating effectiveness to pricing and reimbursement authorities, obtaining sufficient manufacturing supply for both clinical development and commercial production, building of a commercial organization, and substantial investment and significant marketing efforts before we generate any revenues from product sales. If you purchase our common stock in this offering, you may incur substantial dilution in the value of your shares. Pursuant to the Company's 2022 Equity Compensation Plan, we intend to grant options to purchase shares of common stock to persons providing service to the Company. As the Company evolves, we will likely have an increased need to grant stock options to service providers. The Company currently has an aggregate principal amount of $2,031,917 in Convertible Note debt (as detailed below). On March 16, 2022, the Company entered into a Development, Manufacturing, Distribution and License Agreement KVK-Tech, Inc. ("KVK-Tech") (the "Agreement"). Pursuant to the Agreement, upon KVK-Tech's satisfaction of its final Milestone (as defined in the Agreement) in the Project Plan (as detailed in the Agreement), KVK-Tech will receive an 8.42% voting equity interest in the Company. In the future, the Company may enter into similar agreements with supply-chain companies. The Company plans to pursue a potential Regulation D offering in which the Company sells securities to institutional investors. It is foreseeable that the Company may consummate the Regulation D offering concurrently with the Company's offering on the StartEngine platform. Individually and in the aggregate, the Company's proposed Regulation D offering with institutional investors, the

Company's obligations under the Agreement, the conversion of the Company's Convertible Notes and the granting of stock options will result in stockholders purchasing common stock in this offering incurring dilution. An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the price paid for them in this offering. Prior to this offering, there has been no public market for shares of our common stock and an active trading market for our shares may never develop or be sustained following this offering. We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline. We will have considerable discretion in the application of the net proceeds from this offering. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the net proceeds from this offering. We may use the net proceeds from this offering for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. The cost of enforcing our patents could prevent us from enforcing them Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Our patents may not prevent competition by third parties The company protects its product candidates by filing and prosecuting patent applications. We currently have 6 issued U.S. patents, and 17 issued patents outside the U.S. In addition, we have 6 pending patent applications in the U.S., and 13 pending applications outside the U.S. (including under the Patent Cooperation Treaty or PCT). We cannot be certain that our patents and pending applications will be sufficient to prevent third parties from developing and selling competing products. Third parties may design around our patents or may challenge our patent rights by asserting that certain of our patents are invalid and/or unenforceable. Further, patent litigation is expensive, and thus costs to defend or enforce our patents could require considerable resources. We cannot guarantee that our pending applications will be granted, or that our granted patents would be upheld as valid by a court or upon administrative challenge.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 14, 2023.

Sen-Jam Pharmaceutical Inc.

By   /s/ *James Iversen*

      Name: Sen-Jam Pharamaceutical

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

SEN-JAM PHARMACEUTICAL, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Sen-Jam Pharmaceutical, INC.
Huntington, New York

Opinion

We have audited the financial statements of Sen-Jam Pharmaceutical, INC. which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sen-Jam Pharmaceutical, INC. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sen-Jam Pharmaceutical, INC. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sen-Jam Pharmaceutical, INC.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sen-Jam Pharmaceutical, INC.'s control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sen-Jam Pharmaceutical, INC.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

April 3, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and cash equivalents	$	181,148	$	64,694
Prepaids and other current assets		-		77,500
Total current assets		**181,148**		**142,194**
Intangible assets, net		481,869		418,000
Total assets	$	**663,018**	$	**560,194**
LIABILITIES AND STOCKHOLDERS' / MEMBERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts payable	$	59,821	$	47,033
Convertible note payable, current portion		1,862,276		-
Total current liabilities		**1,922,097**		**47,033**
Interest payable		145,896		67,084
Convertible note payable		25,000		605,075
Note payable, related party		-		185,000
Total liabilities		**2,092,993**		**904,192**
STOCKHOLDERS' / MEMBERS' EQUITY (DEFICIT)				
Common stock		952		-
Common stock to be issued		34,111		-
Additional paid-in capital		3,613,712		-
Members' capital		-		751,044
Accumulated deficit		(5,078,751)		(1,095,042)
Total stockholders' / members' equity (deficit)		**(1,429,975)**		**(343,998)**
Total liabilities and stockholders / members' equity (deficit)	$	**663,018**	$	**560,194**

See accompanying notes to financial statements.

SEN-JAM PHARMACEUTICAL INC
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Operating expenses		
General and administrative	3,496,160	303,458
Research and development	357,354	68,845
Total operating expenses	3,853,514	372,303
Operating loss	(3,853,514)	(372,303)
Interest expense	(130,195)	(45,045)
Other income	-	-
Total other income (expense)	(130,195)	(45,045)
Provision for income taxes	-	-
Net loss	**(3,983,709)**	**$ (417,348)**

See accompanying notes to financial statements.

SEN-JAM PHARMACEUTICAL INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

(in , $US)	Members' capital	Common stock Shares	Common stock Amount	Common stock to be issued	Additional paid in capital	Accumulated deficit	Total stockholders' / members' equity (deficit)
Balance—December 31, 2020	**$ 751,044**	**$ -**	**$ -**	**$ -**	**$ -**	**$ (677,694)**	**$ 73,350**
Net loss	-					(417,348)	$ (417,348)
Balance—December 31, 2021	**751,044**	**-**	**-**	**-**	**-**	**(1,095,042)**	**(343,998)**
Conversion from LLC to C corp	(751,044)	8,905,000	891	-	750,154	-	-
Conversion of LLC incentive units into common stock		615,955	62	-	2,863,559	-	2,863,620
Common stock to be issued	-	-	-	34,111	-	-	34,111
Net Loss	-	-	-	-	-	(3,983,709)	(3,983,709)
Balance—December 31, 2022	**-**	**9,520,955**	**$ 952**	**$ 34,111**	**$ 3,613,712**	**$ (5,078,751)**	**$ (1,429,975)**

See accompanying notes to financial statements.

- 4 -

SEN-JAM PHARMACEUTICAL INC

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (3,983,709)	$ (417,348)
Amortization expense	41,513	38,000
Conversion of LLC incentive units into common stock	2,863,620	-
Non-cash interest expense	47,503	-
Adjustments to reconcile net loss to net cash provided used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	77,500	(40,000)
Accounts payable	12,788	31,741
Interest payable	78,812	45,045
Net cash used in operating activities	**(861,973)**	**(342,562)**
CASH FLOW FROM INVESTING ACTIVITIES		
Patents	(105,382)	-
Net cash used in investing activities	**(105,382)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Note payable, related party	(185,000)	185,000
Common stock to be issued	34,111	
Proceeds from convertible notes	1,234,698	210,000
Net cash provided by financing activities	**1,083,809**	**395,000**
Change in cash	116,454	52,438
Cash—beginning of year	64,694	12,255
Cash—end of year	**$ 181,148**	**$ 64,694**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Sen-Jam Pharmaceutical LLC (the "Company") was incorporated in the State of Delaware on August 21, 2017. The Company is a pharmaceutical development company. The Company is focused on improving clinical outcomes for patients battling opioid use disorder, viral respiratory infections from coronaviruses such as COVID-19 and other painful inflammation and toxin-induced conditions, including arthritis, vaccinations, and even the infamous hangover. Using their patented proprietary technology and the accelerated 505(b)2 pathway, the Company is on a mission to revolutionize the way we treat pain, and the way the business of pain relief treats humanity.

On June 15, 2022, the Company converted to a Delaware corporation and changed its name from Sen-Jam Pharmaceutical, LLC to Sen-Jam Pharmaceutical INC. Upon conversion, the Company had 10,000,000 authorized shares of Common Stock at a $0.0001 par value.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Intangible Assets - Patents

The Company accounts for intangible assets in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company's patents are amortized over an estimated useful life of fifteen years.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

To date, the Company has not yet generated revenue.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for share-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of incentive units.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 3, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, debt, debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than the fiscal years beginning after December 15, 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INTANGIBLE ASSETS

As of December 31, 2022 and 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Patents	$ 675,382	$ 570,000
Intangible assets, at cost	**675,382**	**570,000**
Accumulated amortization	(193,513)	(152,000)
Intangible assets, net	**$ 481,869**	**$ 418,000**

All intangible assets have been amortized. Amortization expenses for patents for the years ended December 31, 2022 and 2021 were in the amount of $41,513 and $38,000, respectively. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ 45,025
2024	45,025
2025	45,025
2026	45,025
2027	45,025
Thereafter	256,742
Total	**$ 481,869**

4.   DEBT

Convertible Notes

In 2022, the Company issued several convertible promissory notes for total proceeds of $1,234,698. Of this total, $984,698 in net proceeds were funds from WeFunder through a Regulation CF offering. The outstanding convertible notes carry a $15,000,000 - $25,000,000 valuation cap, 20% discount and 8% interest rate. The notes have a maturity date of 24-months from their effective dates.

At December 31, 2022, the outstanding principal of all convertible notes was $1,877,276.

Related Party Notes

During 2021, a related party (majority member) provided loans to the Company totaling $185,000. The loan carries an 8% interest rate per annum and management intended to pay back the loan within the next year. This loan was fully repaid in 2022.

5.   EQUITY

Common Stock

Upon the conversion to a corporation, the Company was authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. On October 4, 2022, the Company amended the certificate of incorporation to increase the authorized shares to 20,000,000.

As of December 31, 2022, the total number of shares issued and outstanding was 9,520,955.

The Company began a Regulation CF Offering with StartEngine for the sale of common stock at a price of $7.35 per share. Through December 31, 2022, the Company received $34,111 in proceeds from the offering, but did not issue any shares.

In December 2022, the Board approved the 2022 Equity Compensation Plan to issue up to 2,000,000 shares of common stock under the Plan.

Equity Incentive Units

Under the LLC Operating Agreement, the Company can issue compensatory equity interests ("Incentive Units") to members, employees, contractors, and advisors, which grant the recipient an interest in Company income, gain, loss, deductions, and distributions. As of December 31, 2021, the Company had issued 690,000 shares of the incentives units and has reserved an additional 405,000 shares for options for future issuance.

Upon the conversion to a corporation, all outstanding incentive units were converted into 615,955 shares of Common Stock. As a result, the Company recognized stock-based compensation of $2,863,620 based on the fair value of the common stock.

6.   **INCOME TAXES**

The provision for income taxes for the year ended December 31, 2022 consists of the following:

As of Year Ended December 31,		2022
Net Operating Loss	$	(857,971)
Valuation Allowance		857,971
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022 are as follows:

As of Year Ended December 31,		2022
Net Operating Loss	$	(857,971)
Valuation Allowance		857,971
Total Deferred Tax Asset	$	-

On December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately $4.1 million. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   **COMMITMENTS AND CONTINGENCIES**

Development, Manufacturing , Distribution and License Agreement

On March 16, 2022, the Company entered into a Development, Manufacturing , Distribution and License Agreement with KVK-Tech whereby the Company wishes for KVK-Tech to develop and manufacture the Product in the Exclusive Territory, and KVK-Tech wishes to provide commercial product manufacturing and distribution services to the Company.

As part of the Agreement, the Company will issue 8.42% of voting common stock upon completing of their Project Plan. To date, the Project Plan has not been completed.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 3, 2023, which is the date the financial statements were available to be issued.

The Company completed its Regulation CF offering with StartEngine, and raised a total of $309,476 through the offering.

Following the Conversion and subsequent adoption of the Company's 2022 Equity Compensation Plan, the Company granted 270,000 options to purchase common stock at an exercise price of $2.50 per share. The grants were approved on December 30, 2022, and are considered 2023 grants for accounting purposes.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $3,983,709, an operating cash flow loss of $861,973, and liquid assets in cash of $181,148, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, James Iversen, Principal Executive Officer of Sen-Jam Pharmaceutical Inc., hereby certify that the financial statements of Sen-Jam Pharmaceutical Inc. included in this Report are true and complete in all material respects.

James Iversen

CEO